Dreyfus
New Jersey Intermediate
Municipal Bond Fund

SEMIANNUAL REPORT September 30, 2006




Dreyfus
A Mellon Financial Company℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus New Jersey Intermediate Municipal Bond Fund, covering the six-month period from April 1, 2006, through September 30, 2006.

After more than two years of steady and gradual increases, the Federal Reserve Board (the "Fed") held short-term interest rates unchanged at its meetings in August and September. The Fed has indicated that the U.S. economy has moved to a slower-growth phase of its cycle, as evidenced by softening housing markets in many regions of the United States. Yet, energy prices have moderated from record highs, calming fears that the economy may fall into a full-blown recession.

Most sectors of the U.S. fixed-income market rallied in anticipation of and in response to the pause in the Fed's tightening campaign, including municipal bonds. Investors apparently are optimistic that higher borrowing costs and moderating home values may wring current inflationary pressures from the economy. In addition, most states and municipalities have continued to report higher-than-expected tax receipts as a result of the recovering economy, helping to support the credit quality of many municipal bond issuers. As always, we encourage you to talk with your financial advisor about these and other developments to help ensure that your portfolio remains aligned with your current tax-managed needs and future investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's portfolio manager.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
October 16, 2006



DISCUSSION OF FUND PERFORMANCE

W. Michael Petty, Portfolio Manager

How did Dreyfus New Jersey Intermediate Municipal Bond Fund perform relative to its benchmark?

For the six-month period ended September 30, 2006, the fund achieved a total return of 3.24%.[1] In comparison, the Lehman Brothers 7-Year Municipal Bond Index (the "Index"), the fund's benchmark index, achieved a total return of 3.39% for the same period.[2] In addition, the average total return for all funds reported in the Lipper Other States Intermediate Municipal Debt Funds category was 2.81%.[3]

Municipal bonds rallied over the second half of the reporting period when the Federal Reserve Board (the "Fed") refrained from raising short-term interest rates and investors looked forward to a slower-growth economic environment. The fund produced higher returns than its Lipper category average, primarily due to its emphasis on securities toward the longer end of its maturity range. However, fees and expenses that are not reflected in the Index's performance prevented the fund from matching or exceeding its benchmark's return.

What is the fund's investment approach?

The fund's objective is to seek as high a level of income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital.

To pursue its goal, the fund normally invests substantially all of its assets in municipal bonds that provide income exempt from federal and New Jersey state personal income taxes. The dollar-weighted average maturity of the fund's portfolio ranges between three and 10 years.

We may buy and sell bonds based on credit quality, market outlook and yield potential. In selecting municipal bonds for investment, we may assess the current interest-rate environment and the municipal bond's potential volatility in different rate environments. We focus on bonds with the potential to offer attractive current income, typically

looking for bonds that can provide consistently attractive current yields or that are trading at competitive market prices. A portion of the fund's assets may be allocated to "discount" bonds, which are bonds that sell at a price below their face value, or to "premium" bonds, which are bonds that sell at a price above their face value. The fund's allocation to either discount bonds or to premium bonds will change along with our changing views of the current interest-rate and market environment. We also may look to select bonds that are most likely to obtain attractive prices when sold.

What other factors influenced the fund's performance?

A market rally during the second half of the reporting period more than offset weakness during the first half, when investors' concerns regarding inflation and the economy had eroded municipal bond prices. These concerns proved to be overblown as energy prices declined and U.S. housing markets softened over the summer. The Fed appeared to lend credence to a more benign economic outlook when, after more than two years of steady rate hikes, it held short-term interest rates unchanged at its meetings in August and September.

Municipal bond prices also were supported by favorable supply-and-demand factors during the reporting period. Many states and municipalities have received more tax revenue than originally projected, reducing their need to borrow. Consequently, the supply of newly issued municipal bonds fell compared to the same period one year earlier. Yet, demand remained robust from both individual and institutional investors seeking competitive levels of tax-free income.

As short-term interest rates rose in the spring, longer-term bond yields remained relatively stable, contributing to a narrowing of yield differences along the fund's maturity spectrum. Later, longer-term bond yields fell while short-term rates remained stable, and yield differences narrowed further. The fund benefited from this trend by emphasizing holdings with maturities in the 10- to 20-year range, which is toward the long end of

its maturity spectrum. In addition, the fund received especially strong contributions to performance from non-callable securities, zero-coupon bonds and its core holdings of higher-coupon securities.

On the other hand, the fund's strong relative performance was eroded somewhat by its focus on higher-quality securities, which prevented the fund from participating fully in gains achieved by some of the market's lower-rated sectors. Indeed, more than 80% of the fund's holdings were rated "single-A" or better.

What is the fund's current strategy?

We recently increased the fund's average duration modestly to position the fund for a slower-growth economic environment. However, we have continued to diversify the fund's holdings across its maturity range, as we expect bonds of various maturities to benefit from declining interest rates should the economy slow and inflationary pressures wane. In addition, we have maintained the fund's high-quality credit profile, positioning it to participate in what we expect to be one of the stronger segments of the municipal bond marketplace.

October 16, 2006

[1]   *Total return includes reinvestment of dividends and any capital gains paid. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost. Income may be subject to state and local taxes for non-New Jersey residents, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors. Capital gains, if any, are fully taxable. Return figures provided reflect the absorption of certain fund expenses by The Dreyfus Corporation pursuant to an undertaking in effect that may be extended, terminated or modified at any time. Had these expenses not been absorbed, the fund's return would have been lower.*

[2]   *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers 7-Year Municipal Bond Index is an unmanaged total return performance benchmark for the investment-grade, geographically unrestricted 7-year tax-exempt bond market, consisting of municipal bonds with maturities of 6-8 years.*

[3]   *Source: Lipper Inc.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus New Jersey Intermediate Municipal Bond Fund from April 1, 2006 to September 30, 2006. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment†
assuming actual returns for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 3.97
Ending value (after expenses)	$1,032.40

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended September 30, 2006

Expenses paid per $1,000†	$ 3.95
Ending value (after expenses)	$1,021.16

† *Expenses are equal to the fund's annualized expense ratio of .78%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

September 30, 2006 (Unaudited)

Long-Term Municipal Investments—96.3%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey—90.6%				
Atlantic City Board of Education (Guaranteed; School Board Reserve Fund and Insured; FSA)	5.50	12/1/08	1,250,000	1,301,925
Bayonne, Temporary Notes	5.00	10/27/06	2,000,000	2,000,740
Bayonne Redevelopment Agency, Revenue (Royal Caribbean Project)	4.75	11/1/16	3,030,000	3,023,395
Bayshore Regional Sewer Authority, Subordinated Sewer Revenue (Insured; MBIA)	5.30	4/1/08	1,000,000	1,021,290
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/18	1,400,000	1,529,850
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/19	1,475,000	1,607,794
Bergen County Improvement Authority, School District Revenue (Engelwood City Board of Education Project)	5.25	4/1/20	1,550,000	1,687,656
Bergen County Utilities Authority, Water Pollution Control Revenue (Insured; FGIC)	5.38	12/15/13	1,155,000	1,248,705
Brick Township Municipal Utilities Authority, Water and Sewer Revenue (Insured; FGIC)	5.10	12/1/09	1,500,000	1,518,600
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/16	1,100,000	1,186,867
Burlington County Bridge Commission, LR (Governmental Leasing Program)	5.25	8/15/17	1,355,000	1,452,032
Burlington County Bridge Commission, Pooled Loan Revenue (Governmental Loan Program) (Insured; AMBAC)	5.25	12/15/19	2,890,000	3,170,214

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Camden County Improvement Authority, Health Care Redevelopment Project Revenue (The Cooper Health System Obligated Group Issue)	5.25	2/15/20	2,000,000	2,112,920
Camden County Municipal Utilities Authority, County Agreement Sewer Revenue (Insured; FGIC)	5.00	7/15/09	3,200,000	3,267,136
Cumberland County Improvement Authority, County Guaranteed Solid Waste System Revenue (Insured; MBIA)	5.25	1/1/19	1,000,000	1,111,810
Delaware River and Bay Authority, Revenue (Insured; MBIA)	5.25	1/1/13	2,390,000 [a]	2,606,893
Freehold Regional High School (Guaranteed; School Board Reserve Fund and Insured; FGIC)	5.50	3/1/09	1,450,000	1,518,643
Freehold Regional High School (Guaranteed; School Board Reserve Fund and Insured; FGIC)	5.50	3/1/10	2,460,000	2,620,171
Garden State Preservation Trust, Open Space and Farmland Preservation (Insured; FSA)	5.25	11/1/21	2,010,000	2,301,108
Hoboken Parking Utilities (Insured; FGIC)	5.25	1/1/18	3,210,000	3,471,422
Hudson County Improvement Authority, Facility LR (Hudson County Lease Project) (Insured; FGIC)	5.25	10/1/12	2,795,000	2,909,483
Jackson Township Board of Education (Insured; MBIA)	5.25	6/15/23	6,105,000	6,999,932
Jersey City, Public Improvement Revenue (Insured; MBIA)	5.25	9/1/09	1,605,000 [a]	1,695,683
Jersey City, Water Revenue (Insured; AMBAC)	5.20	10/1/08	1,565,000	1,598,178
Middlesex County Utilities Authority, Sewer Revenue (Insured; MBIA)	6.25	8/15/10	1,235,000	1,304,382
New Jersey Economic Development Authority, Cigarette Tax Revenue	5.50	6/15/24	2,300,000	2,417,599

8

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Economic Development Authority, Department of Human Services Revenue	5.75	7/1/14	1,080,000	1,178,842
New Jersey Economic Development Authority, EDR (Masonic Charity Foundation of New Jersey Project)	5.00	6/1/18	1,680,000	1,773,122
New Jersey Economic Development Authority, EDR (United Methodist Homes of New Jersey Obligated Group Issue)	5.50	7/1/19	3,000,000	3,057,210
New Jersey Economic Development Authority, Motor Vehicle Surcharge Revenue (Insured; MBIA)	0.00	7/1/18	5,000,000	3,095,750
New Jersey Economic Development Authority, Revenue (Transportation Project) (Insured; FSA)	5.25	5/1/11	2,210,000	2,364,634
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	6/15/11	2,500,000	2,705,800
New Jersey Economic Development Authority, School Facilities Construction Revenue (Insured; AMBAC)	5.50	9/1/24	2,500,000	2,942,850
New Jersey Educational Facilities Authority, Revenue (College of New Jersey Issue) (Insured; FGIC)	5.38	7/1/17	1,300,000	1,407,328
New Jersey Educational Facilities Authority, Revenue (Fairleigh Dickenson University Issue)	6.00	7/1/20	2,000,000	2,222,760
New Jersey Educational Facilities Authority, Revenue (Montclair State University Issue) (Insured; MBIA)	5.13	7/1/22	1,840,000	1,990,770
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.13	7/1/10	1,550,000 [a]	1,636,443
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.25	7/1/10	2,885,000 [a]	3,058,475

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Educational Facilities Authority, Revenue (Princeton University)	5.00	7/1/23	2,000,000	2,153,280
New Jersey Educational Facilities Authority, Revenue (Public Library Project Grant Issue) (Insured; AMBAC)	5.50	9/1/17	1,500,000	1,640,280
New Jersey Educational Facilities Authority, Revenue (Seton Hall University Project) (Insured; AMBAC)	5.25	7/1/09	1,050,000	1,097,953
New Jersey Health Care Facilities Financing Authority, Revenue (Atlantic City Medical Center Issue)	6.00	7/1/12	3,145,000	3,450,914
New Jersey Health Care Facilities Financing Authority, Revenue (Capital Health System Obligated Group)	5.50	7/1/11	2,730,000	2,878,949
New Jersey Health Care Facilities Financing Authority, Revenue (Children's Specialized Hospital Project)	5.00	7/1/24	1,000,000	1,020,180
New Jersey Health Care Facilities Financing Authority, Revenue (Health Care System Obligated Group)	5.50	7/1/12	1,645,000	1,751,925
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue)	5.38	7/1/13	2,000,000	2,099,860
New Jersey Health Care Facilities Financing Authority, Revenue (Robert Wood Johnson University Hospital Issue) (Insured; MBIA)	5.00	7/1/08	1,500,000	1,516,395
New Jersey Health Care Facilities Financing Authority, Revenue (South Jersey Hospital Issue)	6.00	7/1/12	3,000,000	3,239,100
New Jersey Health Care Facilities Financing Authority, Revenue (Trinitas Hospital Obligated Group)	7.38	7/1/15	4,000,000	4,455,200

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
New Jersey Transportation Trust Fund Authority (Transportation System)	5.50	6/15/09	2,725,000	2,862,830
New Jersey Transportation Trust Fund Authority (Transportation System)	5.25	12/15/21	3,000,000	3,389,220
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	2,630,000 [a]	2,931,950
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	1,370,000 [a]	1,527,290
New Jersey Transportation Trust Fund Authority (Transportation System) (Insured; MBIA)	6.00	12/15/11	5,000,000 [a]	5,574,050
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.00	1/1/20	5,000,000	5,343,500
New Jersey Turnpike Authority, Turnpike Revenue (Insured; FSA)	5.25	1/1/26	4,500,000	5,187,420
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	685,000	730,361
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	5.75	1/1/10	2,315,000	2,471,980
New Jersey Turnpike Authority, Turnpike Revenue (Insured; MBIA)	6.00	1/1/14	3,180,000	3,636,044
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/16	2,000,000	2,162,440
North Hudson Sewerage Authority, Sewer Revenue (Insured; FGIC)	5.25	8/1/17	2,000,000	2,153,180
North Hudson Sewerage Authority, Sewer Revenue (Insured; MBIA)	5.13	8/1/17	3,000,000	3,337,050
Northeast Monmouth County Regional Sewer Authority, Sewer Revenue (Insured; MBIA)	5.00	11/1/10	2,250,000	2,275,065
Ocean County, General Improvement	5.00	9/1/10	1,300,000 [a]	1,380,626
Ocean County, General Improvement	5.00	9/1/10	1,200,000 [a]	1,274,424

Long-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued)				
Ocean County Utilities Authority, Wastewater Revenue	5.25	1/1/17	1,500,000	1,604,490
South Brunswick Township Board of Education (Guaranteed; School Board Reserve Fund and Insured; FGIC)	5.63	12/1/09	1,820,000 [a]	1,933,659
Tobacco Settlement Financing Corp. of New Jersey, Tobacco Settlement Asset-Backed Bonds	5.38	6/1/18	2,500,000	2,600,025
Trenton (Insured; FGIC)	5.13	1/15/13	1,000,000	1,045,340
U.S. Related—5.7%				
Children's Trust Fund of Puerto Rico, Tobacco Settlement Asset-Backed Bonds	5.75	7/1/10	1,500,000 [a]	1,615,260
Puerto Rico Commonwealth, Public Improvement	5.25	7/1/25	5,000,000	5,393,500
Puerto Rico Highway and Transportation Authority, Transportation Revenue (Insured; FGIC)	5.00	7/1/22	1,615,000	1,715,582
Virgin Islands Public Finance Authority, Revenue (Senior Lien Fund) (Insured; ACA)	5.50	10/1/08	1,500,000	1,553,925
Total Long-Term Municipal Investments (cost $166,462,819)				**173,121,659**

Short-Term Municipal Investments—2.3%				
New Jersey;				
New Jersey Economic Development Authority, Revenue, Refunding (El Dorado Terminals Co. Project) (LOC; SunTrust Bank)	3.81	10/1/06	300,000 [b]	300,000
New Jersey Educational Facilities Authority, Revenue (Princeton University)	3.62	10/1/06	2,000,000 [b]	2,000,000

Short-Term Municipal Investments (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
New Jersey (continued);				
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; Bayerische Landesbank)	3.80	10/1/06	500,000 [b]	500,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	3.78	10/1/06	1,300,000 [b]	1,300,000
Port Authority of New York and New Jersey, Special Obligation Revenue (Versatile Structure Obligation) (Liquidity Facility; JPMorgan Chase Bank)	3.80	10/1/06	100,000 [b]	100,000
Total Short-Term Municipal Investments (cost $4,200,000)				**4,200,000**
Total Investments (cost $170,662,819)			**98.6%**	**177,321,659**
Cash and Receivables (Net)			**1.4%**	**2,558,858**
Net Assets			**100.0%**	**179,880,517**

[a] *These securities are prerefunded; the date shown represents the prerefunded date. Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest refunding date.*

[b] *Securities payable on demand. Variable interest rate—subject to periodic change.*

Summary of Abbreviations

ACA	American Capital Access	**AGC**	ACE Guaranty Corporation
AGIC	Asset Guaranty Insurance Company	**AMBAC**	American Municipal Bond Assurance Corporation
ARRN	Adjustable Rate Receipt Notes	**BAN**	Bond Anticipation Notes
BIGI	Bond Investors Guaranty Insurance	**BPA**	Bond Purchase Agreement
CGIC	Capital Guaranty Insurance Company	**CIC**	Continental Insurance Company
CIFG	CDC Ixis Financial Guaranty	**CMAC**	Capital Market Assurance Corporation
COP	Certificate of Participation	**CP**	Commercial Paper
EDR	Economic Development Revenue	**EIR**	Environmental Improvement Revenue
FGIC	Financial Guaranty Insurance Company	**FHA**	Federal Housing Administration
FHLB	Federal Home Loan Bank	**FHLMC**	Federal Home Loan Mortgage Corporation
FNMA	Federal National Mortgage Association	**FSA**	Financial Security Assurance
GAN	Grant Anticipation Notes	**GIC**	Guaranteed Investment Contract
GNMA	Government National Mortgage Association	**GO**	General Obligation
HR	Hospital Revenue	**IDB**	Industrial Development Board
IDC	Industrial Development Corporation	**IDR**	Industrial Development Revenue
LOC	Letter of Credit	**LOR**	Limited Obligation Revenue
LR	Lease Revenue	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
MFHR	Multi-Family Housing Revenue	**MFMR**	Multi-Family Mortgage Revenue
PCR	Pollution Control Revenue	**PILOT**	Payment in Lieu of Taxes
RAC	Revenue Anticipation Certificates	**RAN**	Revenue Anticipation Notes
RAW	Revenue Anticipation Warrants	**RRR**	Resources Recovery Revenue
SAAN	State Aid Anticipation Notes	**SBPA**	Standby Bond Purchase Agreement
SFHR	Single Family Housing Revenue	**SFMR**	Single Family Mortgage Revenue
SONYMA	State of New York Mortgage Agency	**SWDR**	Solid Waste Disposal Revenue
TAN	Tax Anticipation Notes	**TAW**	Tax Anticipation Warrants
TRAN	Tax and Revenue Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
AAA		Aaa		AAA	64.1
AA		Aa		AA	7.4
A		A		A	7.1
BBB		Baa		BBB	16.1
BB		Ba		BB	1.7
F1		MIG1/P1		SP1/A1	2.5
Not Rated c		Not Rated c		Not Rated c	1.1
					100.0

† *Based on total investments.*

c *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

September 30, 2006 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities-See Statement of Investments	170,662,819	177,321,659
Cash		424,810
Interest receivable		2,311,740
Prepaid expenses		7,975
		180,066,184
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		100,530
Payable for shares of Beneficial Interest redeemed		39,183
Accrued expenses		45,954
		185,667
Net Assets ($)		**179,880,517**
Composition of Net Assets ($):		
Paid-in capital		173,250,213
Accumulated undistributed investment income—net		18,340
Accumulated net realized gain (loss) on investments		(46,876)
Accumulated gross unrealized appreciation (depreciation) on investments		6,658,840
Net Assets ($)		**179,880,517**
Shares Outstanding		
(unlimited number of $.001 par value shares of Beneficial Interest authorized)		12,904,336
Net Asset Value, offering and redemption price per share—Note 3 (d) ($)		**13.94**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended September 30, 2006 (Unaudited)

Investment Income ($):	
Interest Income	**4,130,282**
Expenses:	
Management fee–Note 3(a)	535,162
Shareholder servicing costs–Note 3(b)	101,578
Professional fees	25,634
Trustees fees and expenses–Note 3(c)	12,840
Custodian fees	10,008
Registration fees	9,815
Prospectus and shareholders' reports	4,824
Loan commitment fees–Note 2	534
Miscellaneous	11,828
Total Expenses	**712,223**
Less–reduction in management fees due to undertaking–Note 3(a)	(8,830)
Less–reduction in custody fees due to earnings credit–Note 1(b)	(9,668)
Net Expenses	**693,725**
Investment Income–Net	**3,436,557**
Realized and Unrealized Gain (Loss) on Investments–Note 4 ($):	
Net realized gain (loss) on investments	(46,109)
Net unrealized appreciation (depreciation) on investments	2,255,516
Net Realized and Unrealized Gain (Loss) on Investments	**2,209,407**
Net Increase in Net Assets Resulting from Operations	**5,645,964**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31, 2006
Operations ($):		
Investment income−net	3,436,557	6,925,178
Net realized gain (loss) on investments	(46,109)	382,393
Net unrealized appreciation (depreciation) on investments	2,255,516	(2,586,112)
Net Increase (Decrease) in Net Assets Resulting from Operations	**5,645,964**	**4,721,459**
Dividends to Shareholders from ($):		
Investment income−net	(3,418,217)	(6,925,178)
Net realized gain on investments	(87,493)	(300,269)
Total Dividends	**(3,505,710)**	**(7,225,447)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold	10,719,897	17,296,738
Dividends reinvested	2,872,719	5,909,992
Cost of shares redeemed	(15,935,484)	(31,439,033)
Increase(Decrease) in Net Assets from Beneficial Interest Transactions	**(2,342,868)**	**(8,232,303)**
Total Increase (Decrease) in Net Assets	**(202,614)**	**(10,736,291)**
Net Assets ($):		
Beginning of Period	180,083,131	190,819,422
End of Period	**179,880,517**	**180,083,131**
Undistributed investment income−net	18,340	−
Capital Share Transactions (Shares):		
Shares sold	780,551	1,234,808
Shares issued for dividends reinvested	208,591	422,165
Shares redeemed	(1,159,486)	(2,248,485)
Net Increase (Decrease) in Shares Outstanding	**(170,344)**	**(591,512)**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended September 30, 2006 (Unaudited)	Year Ended March 31,				
		2006	2005	2004	2003	2002
Per Share Data ($):						
Net asset value, beginning of period	13.77	13.96	14.38	14.34	13.70	13.82
Investment Operations:						
Investment income—net[a]	.27	.52	.52	.53	.55	.56
Net realized and unrealized gain (loss) on investments	.17	(.17)	(.40)	.06	.64	(.13)
Total from Investment Operations	.44	.35	.12	.59	1.19	.43
Distributions:						
Dividends from investment income—net	(.26)	(.52)	(.52)	(.53)	(.55)	(.55)
Dividends from net realized gain on investments	(.01)	(.02)	(.02)	(.02)	–	–
Total Distributions	(.27)	(.54)	(.54)	(.55)	(.55)	(.55)
Net asset value, end of period	13.94	13.77	13.96	14.38	14.34	13.70
Total Return (%)	3.24[b]	2.51	.82	4.20	8.83	3.15
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.80[c]	.80	.78	.79	.79	.77
Ratio of net expenses to average net assets	.78[c]	.78	.78	.78	.79	.77
Ratio of net investment income to average net assets	3.83[c]	3.69	3.67	3.69	3.88	3.99
Portfolio Turnover Rate	19.82[b]	15.49	24.16	22.93	39.20	32.37
Net Assets, end of period ($ x 1,000)	179,881	180,083	190,819	215,801	221,781	211,253

[a] *Based on average shares outstanding at each month end.*
[b] *Not annualized.*
[c] *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus New Jersey Intermediate Municipal Bond Fund (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a non-diversified open-end management investment company. The fund's investment objective is to provide investors with as high a level of current income exempt from federal and New Jersey state income taxes as is consistent with the preservation of capital. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are carried at fair value as determined by the Service, based on methods which include consideration of: yields or prices of municipal securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Options and financial futures on municipal and U.S. Treasury securities are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Securities purchased or sold on a when-issued or delayed-delivery basis may be settled a month or more after the trade date.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

The fund follows an investment policy of investing primarily in municipal obligations of one state. Economic changes affecting the state and certain of its public bodies and municipalities may affect the ability of issuers within the state to pay interest on, or repay principal of, municipal obligations held by the fund.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income–net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

On July 13, 2006, the Financial Accounting Standards Board (FASB) released FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" (FIN 48). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense in the current year. Adoption of FIN 48 is required for fiscal years beginning after December 15, 2006 and is to be applied to all open tax years as of the effective date. At this time, management is evaluating the implications of FIN 48 and its impact in the financial statements has not yet been determined.

The tax character of distributions paid to shareholders during the fiscal year ended March 31, 2006, were as follows: tax exempt income $6,925,178 and long-term capital gains $300,269. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended September 30, 2006, the fund did not borrow under the Facility.

NOTE 3—Management Fee and Other Transactions With Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .60% of the value of the fund's average daily net assets and is payable monthly. The Manager had undertaken from April 1, 2006 through September 30, 2006, to reduce the management fee paid by the fund, if the aggregated annual expenses of the fund, exclusive of taxes, brokerage fees, interest on borrowings, commitment fees and extraordinary expenses, exceed an annual rate of .80% of the value of the fund's average daily net assets. The reduction in management fee, pursuant to the undertaking, amounted to $8,830, during the period ended September 30, 2006.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended September 30, 2006, the fund was charged $54,391 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended September 30, 2006, the fund was charged $27,599 pursuant to the transfer agency agreement.

During the period ended September 30, 2006, the fund was charged $2,274 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $88,456, chief compliance officer fees $2,274 and transfer agency per account fees $9,800.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

(d) A 1% redemption fee is charged and retained by the fund on certain shares redeemed within thirty days following the date of issuance, subject to exceptions, including redemptions made through the use of the fund's exchange privilege.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended September 30, 2006, amounted to $34,736,695 and $40,870,121, respectively.

At September 30, 2006, accumulated net unrealized appreciation on investments was $6,658,840, consisting of $6,669,423 gross unrealized appreciation and $10,583 gross unrealized depreciation.

At September 30, 2006, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 5—Subsequent Event:

At a meeting of the Board of Trustees of the fund held on November 8, 2006, the Board approved, subject to shareholder approval, an Agreement and Plan of Reorganization (the "Agreement") between the fund and Dreyfus Premier New Jersey Municipal Bond Fund, Inc. (the "Acquiring Fund"). The Agreement provides for the transfer of the fund's assets to the Acquiring Fund in a tax-free exchange for shares of the Acquiring Fund and the assumption by the Acquiring Fund of the fund's stated liabilities, the distribution of shares of the Acquiring Fund to the fund's shareholders and the subsequent termination of the fund (the "Reorganization"). It is currently contemplated that holders of fund shares as of December 15, 2006 will be asked to approve the Agreement on behalf of the fund at a special meeting of shareholders to be held on or about March 1, 2007. The Reorganization is expected to take place on or about March 12, 2007. In anticipation of the Reorganization, effective on or about November 17, 2006, the fund will be closed to any investments for new accounts.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a Meeting of the fund's Board of Trustees held on August 9, 2006, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to the fund's Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships that the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex generally, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services in each distribution channel. The Board also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Management Fee and Expense Ratio and Performance. The Board members reviewed reports prepared by Lipper, Inc., an independent provider of investment company data, which included information comparing the fund's management fee and expense ratio with a group of comparable funds (the "Expense

Group") and with a broader group of funds (the "Expense Universe") that were selected by Lipper. The Expense Group contained two other funds. Included in the fund's reports were comparisons of contractual and actual management fee rates and total operating expenses.

The Board members also reviewed the reports prepared by Lipper that presented the fund's performance for various periods ended June 30, 2006, and placed significant emphasis on comparisons of yield and total return performance for the fund to the same group of funds as the fund's Expense Group (the "Performance Group") and to a group of funds that was broader than the fund's Expense Universe (the "Performance Universe") that also were selected by Lipper. The Manager furnished these reports to the Board along with a description of the methodology Lipper used to select the fund's Expense Group and Expense Universe, and Performance Group and Performance Universe. The Manager also provided a comparison of the fund's total returns to the fund's Lipper category average returns for the past 10 calendar years.

The Board reviewed the results of the Expense Group and Expense Universe comparisons for various periods ended June 30, 2006. The Board reviewed the range of management fees and expense ratios of the funds in the Expense Group and Expense Universe, and noted that the fund's contractual and actual management fees were higher than those of the funds in the Expense Group and the actual management fee was higher than the Expense Universe median. The Board also noted that the fund's total expense ratio was lower than the Expense Group and Expense Universe medians.

With respect to the fund's performance, the Board noted that the fund achieved total returns generally ranked second or third in the Performance Group for each reported time period up to 10 years (and first for the 10-year period) and that the fund achieved total returns at or higher than the Performance Universe median for each reported time period up to 10 years. On a yield performance basis, the Board noted that the fund's 1-year yields were at or higher than the Performance Group median for 8 of the 10 reported time periods and that the fund's the 1-year yields were variably higher and lower than the Performance Universe medians for the 4 most recent 1-year periods of the 10 reported time periods.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates that were reported in the same Lipper category as the fund (the "Similar Funds"), and explained the nature of the Similar Funds and the differences, from the Manager's perspective, in providing services to the Similar Funds as compared to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board discussed the relationship of the management fees paid in light of the Manager's performance, and the services provided. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee. The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager for the fund and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board members also had been informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of a fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund, including any decline in fund assets from the prior year, and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser to the fund and noted that there were no soft dollar arrangements in effect with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It was noted that the profitability percentage for managing the fund was within ranges determined by appropriate court cases to be reasonable given the services rendered and the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the fund's Board made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager to the fund are adequate and appropriate.
- The Board generally was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of the services provided, comparative performance and expense and management fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to Dreyfus and its affiliates in connection with the management of the fund had been adequately considered by Dreyfus in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with a fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

For More Information

Dreyfus New Jersey Intermediate Municipal Bond Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-202-551-8090.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2006, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



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